UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2008.

Commission File Number 001-13896

Elan Corporation, plc

(Translation of registrant's name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-100556, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240, 333-121021, 333-135184 and 333-135185.

On July 31, 2008, Biogen Idec Inc. and Elan Corporation, plc notified relevant regulatory agencies of two confirmed cases of progressive multifocal leukoencephalopathy (PML) in multiple sclerosis (MS) patients treated with TYSABRI® in the commercial setting.  Additional information about these cases is set forth below.

Case 1

•	On July 30, 2008, following a period of clinical evaluation, Biogen Idec received confirmation of a diagnosis of PML in an MS patient in the European Union (EU).
•
The diagnosis was made based upon the detection of JC Virus (JCV) DNA in the cerebrospinal fluid (CSF) in the setting of clinical signs, symptoms and magnetic resonance imaging (MRI) findings consistent with the diagnosis of PML.

•	As reported to the company on July 31, 2008, the patient remains clinically stable and ambulatory at home.
•	Background:
-	Patient in EU with aggressive MS who was naïve to prior disease modifying therapy;
-	TYSABRI monotherapy for approximately 17 months;
-	Clinical vigilance led to early identification of signs and symptoms of possible PML and medical work-up which included MRI scanning and CSF testing, but PML was not confirmed at that time;
-	However, given continued clinical suspicion by treating physician, plasma exchange was initiated as outpatient;
-	Subsequent testing of CSF detected JCV DNA, which was reported to the company on July 30, 2008;
-	It was then determined by PML experts that the latest CSF results, together with the clinical history, physical findings, and MRI results, are consistent with the diagnosis of PML.

Case 2

•	On July 31, 2008, Biogen Idec was notified of a diagnosis of PML in a second MS patient in the EU.
•	The diagnosis was made based upon the detection of JCV DNA in the CSF in the setting of clinical signs, symptoms, and MRI findings consistent with the diagnosis of PML.
•	As reported to the company on July 31, 2008, the patient is currently hospitalized.
•	Background:
-	Patient in EU with MS with a history of prior disease modifying therapies including azathioprine and beta-interferons;
-	TYSABRI monotherapy for approximately 14 months;
-	Evaluation for possible PML, included MRI scanning and CSF testing;
-	CSF testing detected JCV DNA, which was reported to the company on July 31, 2008;
-	The CSF results, together with the clinical history, physical findings, and MRI results, are consistent with the diagnosis of PML.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, plc By: /s/ William F. Daniel William F. Daniel EVP, Company Secretary

Date: July 31, 2008